

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2010

James K. Rojas
Chief Financial Officer
Huron Consulting Group Inc.
550 West Van Buren Street
Chicago, IL 60607

      Re: Huron Consulting Group Inc.
            Form 10-K for Fiscal Year Ended
            December 31, 2009
            Filed February 23, 2010
            Definitive Proxy Statement
            Filed March 24, 2010
            File No. 000-50976

Dear Mr. Rojas:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Segment Results

Health and Education Consulting

Revenues, page 44

1.   We note that there was a delay in your ability to recognize performance-based revenues. To the extent you have recorded revenue in 2009 that was earned in 2008, please tell us how you have complied with U.S. GAAP or tell us how you determined it was not necessary to record the performance-based revenue in the period earned.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

2.   We note your line items for 'Impairment charge on goodwill' and 'Impairment of goodwill and intangibles related to discontinued operations.' On page F-28, you disclose that $39 million of the $106 million impairment charge is reported as discontinued operations. Please tell us how you determined it was not appropriate to include the $39 million within the line item 'Impairment of goodwill and intangibles related to discontinued operations.'

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-7

3.   Please tell us how you have complied with paragraph 1 of ASC 235-10-50, or tell us how you determined it was not necessary to include your accounting policy for your deferred compensation plan.

15. Other Gains, page F-36

4.   Please tell us the nature of the gains relating to the release of certain of your employees from their non-solicitation agreements. Further, please tell us if these gains are included in the 'non-cash gains and other' adjustment to net income on your Consolidated Statements of Cash Flows. To the extent these gains are non-cash, please tell us how you determined it was appropriate to recognize these gains in the current period, and reference the authoritative literature management relied upon.

Schedule 14A

Executive Compensation, page 18

5.   Please refer to Release 33-8732A, Section II.B.1 (August 29, 2006). As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please tell us the reasons for the differences in the amounts of compensation awarded to the named executive officers. Please also confirm you will include this disclosure in future filings. For example, we note that Ms. Delgado and Ms. Sawall received substantially less compensation than the other named executive officers. Please see Item 402(b)(2)(vii) of Regulation S-K.

Huron Compensation Program Elements, page 20

6.   We note that you target compensation to within a range of 10% of the median compensation level of your peer group. To the extent you awarded compensation to an executive officer that was above or below the targeted level of those in your peer group, please identify the officer and tell us why you awarded compensation to the officer at a level that was above or below the target. Additionally, please confirm you will include this disclosure in future filings.

Annual Cash Incentive, page 21

7.   We note that you approved incentive payouts of 75% of target. Please disclose how you determined this amount. Please disclose the specific individual and corporate performance measures that were taken into account in determining the bonus payments for each named executive officer and how they compared to actual results. For example, we note that you based incentive levels on revenue and EBITDA performance. Please disclose the actual target numbers for corporate performance and what was achieved. Please provide this disclosure in future filings and tell us how you intend to comply. Alternatively, tell us why you believe that disclosure of these targets is not required. Refer to paragraphs (v) and (vii) of Item 402(b)(2) of Regulation S-K and Instruction 4 to Item 402(b) of Regulation S-K.

8.   Please disclose how you determined the amount of the target bonus pool. Please refer to Item 402(b)(1)(v) of Regulation S-K.

<u>2009 Summary Compensation Table, page 25</u>

9.   We note that almost all of your named executive officers received other compensation valued at over $10,000. Please note that if the total value of all perquisites and personal benefits is $10,000 or more for any named executive officer, then each perquisite or personal benefit, regardless of its amount, must be identified by type. Additionally, each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for that officer must be quantified and disclosed in a footnote. Based on the disclosure in footnote 5, it does not appear that you have identified all of the perquisites for the named executive officers. For example, we note that Mr. Shade received $25,490 in other compensation. However, you have only identified and quantified the 401k matching contribution he received. Please refer to Item 402(c)(2)(ix) and Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K. Please provide this disclosure in future filings and tell us how you intend to comply or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney Advisor, at 202-551-3585 or Tom Kluck, Branch Chief, at 202-551-3233 with any other questions.

Sincerely,

Kevin Woody
Branch Chief